UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On June 29, 2026, Marti Technologies, Inc. (the “Company”) issued a press release announcing that since the start of the share repurchase program first initiated on January 10, 2024, and extended and replaced from time to time, it has repurchased 274,200 MRT ordinary shares at an average price of $2.25 per share, for a total outlay of $618,296. The up to $2.5 million repurchase program, which is subject to a ceiling price of $6.00 per share, will run through October 26, 2026. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Marti Technologies, Inc., dated June 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: June 29, 2026	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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